U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,

       Section 17(a) of the Public Utility Holding Company Act of 1935 or

               Section 30(f) of the Investment Company Act of 1940

[ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

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1. Name and Address of Reporting Person*

   France Telecom
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   (Last)               (First)                 (Middle)

   6, place d'Alleray
--------------------------------------------------------------------------------
                                    (Street)

    75505 Paris Cedex 15 France
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   (City)               (State)                 (Zip)

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2. Issuer Name and Ticker or Trading Symbol

   Sprint Corporation (FON)
   Sprint Corporation (PCS)
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3. IRS or Social Security Number of Reporting Person, if an Entity (Voluntary)

   N/A
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4. Statement for Month/Year

   6/1/01
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5. If Amendment, Date of Original (Month/Year)


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6. Relationship of Reporting Person to Issuer
   (Check all applicable)

   [    ]   Director                             [    ]   10% Owner
   [    ]   Officer (give title below)           [x(1)]   Other (specify below)
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7. Individual or Joint/Group Filing
   (Check applicable line)

   [ x ]   Form filed by one Reporting Person
   [   ]   Form filed by more than one Reporting Person
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(1) France Telecom ("FT") disclaims ownership of securities of Sprint
Corporation ("Sprint") owned by Deutsche Telekom AG ("DT") through NAB Nordamerika Beteiligungs Holding GmbH ("NAB"), its wholly owned subsidiary, and disclaims it is a 10% owner of Sprint PCS stock. See footnote 3.

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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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
                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------

FON Common Stock-Series 1             6/4/01         C               87,254,875 (A)     N/A       0             D         N/A
------------------------------------------------------------------------------------------------------------------------------------
FON Common Stock-Series 1             6/4/01         S               87,254,875 (D)     18.525(2) 0             D         N/A
------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================

* If the Form is filed by more than one Reporting Person, see Instruction
4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly

(2)  Net of underwriting discounts and commissions of $0.475 per share.

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

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
                                                                                                                   10.
                                                                                                         9.        Owner-
                                                                                                         Number    ship
                                                                                                         of        Form
                  2.                                                                                     Deriv-    of
                  Conver-                    5.                              7.                          ative     Deriv-   11.
                  sion                       Number of                       Title and Amount            Secur-    ative    Nature
                  or                         Derivative    6.                of Underlying      8.       ities     Secur-   of
                  Exer-             4.       Securities    Date              Securities         Price    Bene-     ity:     In-
                  cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)   of       ficially  Direct   direct
                  Price    Trans-   action   or Disposed   Expiration Date   ----------------   Deriv-   Owned     (D) or   Bene-
1.                of       action   Code     of(D)         (Month/Day/Year)             Amount  ative    at End    In-      ficial
Title of          Deriv-   Date     (Instr.  (Instr. 3,    ----------------             or      Secur-   of        direct   Owner-
Derivative        ative    (Month/  8)       4 and 5)       Date     Expira-            Number  ity      Month     (I)      ship
Security          Secur-   Day/     ------   ------------   Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)        ity      Year)    Code V    (A)       (D) cisable  Date     Title     Shares  5)       4)        4)       4)
----------------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------------
FON Common                                                                    FON Common
Stock-             1 for 1 06/04/01 C(4)      87,254,875 (D)  N/A     N/A     Stock-       N/A    N/A    0(3)          D    N/A
Series 3                                                                      Series 1
----------------------------------------------------------------------------------------------------------------------------------
PCS Common                                                                    PCS Common
Stock-             1 for 1 N/A      N/A       N/A             N/A     N/A     Stock-       N/A    N/A    56,000,032(3) D   N/A
Series 3                                                                      Series 1
----------------------------------------------------------------------------------------------------------------------------------

======================================================================================================================--==========

Explanation of Responses:

(3) FT holds 43,118,018 shares of Class A Common Stock and 34,441,023 shares of PCS Common Stock-Series 3 of Sprint, and DT, through NAB, holds 43,118,018 shares of Class A Common Stock and 35,813,331 shares of PCS Common Stock-Series 3 of Sprint. FT disclaims beneficial ownership of Sprint shares held by DT or NAB. The 43,118,018 shares of Class A Common Stock of Sprint that FT holds can be converted into 21,559,009 shares of PCS Common Stock-Series 3 (or PCS Common Stock-Series 1) of Sprint. The 43,118,018 shares of Class A Common Stock of Sprint that DT holds can be converted into 21,559,009 shares of PCS Common Stock-Series 3 (or PCS Common Stock-Series 1) of Sprint. Each share of PCS Common Stock-Series 3 of Sprint can be converted into one share of PCS Common Stock-Series 1 of Sprint.

(4) Of these shares, 44,136,857 shares of Series 1 FON Common Stock were obtained on conversion of Series 3 FON Common Stock and 43,118,018 shares of Series 1 FON Common Stock were obtained on conversion of Class A Common Stock.

                                  FRANCE TELECOM


                        BY: /s/ Eric Bouvier                     6/11/01
                           -------------------------------     ----------
                           Name:  Eric Bouvier                   Date
                           Title: Senior Vice-President and
                                  Head of Mergers & Acquisitions
                                  Department

                         **Signature of Reporting Person

** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).